ACT ICA OF 1940
SECTION
RULE 2a-7
PUBLIC
AVAILABILITY 8/10/10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 10, 2010

Karrie McMillan
General Counsel
Investment Company Institute
1401 H Street, NW
Washington, DC 20005-2148

Re: Investment Company Institute – Request for Interpretation under Rule 2a-7

Dear Ms. McMillan:

Based on the analysis set forth in your letter of August 10, 2010, we agree that for purposes of calculating a money market fund's weighted average portfolio maturity under rule 2a-7(c)(2)(iii) under the Investment Company Act of 1940, a money market fund may treat a short-term floating rate security that is subject to an unconditional demand feature as having a maturity equal to the period remaining until the principal can be recovered through demand.

Very truly yours,

Adam B. Glazer

Adam B. Glazer
Senior Counsel

INVESTMENT
COMPANY
INSTITUTE

Karrie McMillan
GENERAL COUNSEL

1401 H Street, NW, Washington, DC 20005-2148, USA
202/326-5800 www.ici.org

202/326-5815 FAX: 202/326-5812
kmcmillan@ici.org

August 10, 2010

Mr. Robert E. Plaze, Esq.
Associate Director for Regulation
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-1090

Re: Request for Interpretation under Rule 2a-7

Dear Mr. Plaze:

The Investment Company Institute[1] requests that the staff of the Division of Investment Management concur with our interpretation that money market funds ("funds") may treat short-term floating rate securities as short-term variable rate securities for purposes of determining portfolio maturity under Rule 2a-7(c)(2)(iii) under the Investment Company Act of 1940. The Institute believes that this interpretation would allow funds, when calculating their weighted average life to maturity ("WAL"), to use Demand Features, when relevant, to shorten the maturities of either floating or variable rate securities. This interpretation would provide the consistency in treatment of floating and variable rate securities that we believe was the Commission's goal, and will not impair the important investor protections provided by the amendments to the rule.

Background and Discussion

Under amended Rule 2a-7(c)(2), effective May 5, 2010,[2] a money market fund must maintain a dollar-weighted average portfolio maturity ("WAM") appropriate to its objective of maintaining a stable net asset value or price per share, but in no case greater than 60 days. Generally, under Rule 2a-7 the maturity of a portfolio security is "deemed to be the period remaining (calculated from the trade

[1] The Investment Company Institute is the national association of U.S. investment companies, including mutual funds, closed-end funds, exchange-traded funds (ETFs), and unit investment trusts (UITs). ICI seeks to encourage adherence to high ethical standards, promote public understanding, and otherwise advance the interests of funds, their shareholders, directors, and advisers. Members of ICI manage total assets of $11.18 trillion and serve almost 90 million shareholders.

[2] *See Money Market Fund Reform*, SEC Release No. IC-29132 (February 23, 2010) ("Release"), 75 FR 10060 (March 4, 2010) ("Release").

date or such other date on which the fund's interest in the security is subject to market action) until the date on which, in accordance with the terms of the security, the principal amount must unconditionally be paid, or in the case of a security called for redemption, the date on which the redemption payment must be made" (its "stated maturity"). The rule includes exceptions to this general approach for specific types of securities (referred to as the "maturity shortening provisions"), including variable rate securities and floating rate securities. Under the maturity shortening provisions, a security that otherwise would have an impermissible maturity may be treated as having a permissible maturity, and a security that has a permissible maturity may be treated as having an even shorter maturity for purposes of the WAM.

Rule 2a-7 distinguishes between variable and floating rate securities based on whether the securities' interest rate adjusts on set dates (in the case of variable rate securities) or whether there is a change in a specified interest rate (in the case of floating rate securities). Variable and floating rate securities with stated maturities of less than 397 days qualify for the maturity shortening provisions, as do variable and floating rate securities subject to Demand Features exercisable at intervals of not more than 397 days. The maturity shortening provisions treat variable rate securities without Demand Features as maturing on the next date set for an interest rate adjustment.[3] Because the interest rate for a floating rate security will change on any day there is a change in the specified interest rate, the maturity shortening provisions of Rule 2a-7(d)(4) treat floating rate securities without Demand Features as maturing in one day.

The maturity shortening provisions treat variable rate securities subject to Demand Features differently depending on whether their stated maturity exceeds 397 days. If the stated maturity of a variable rate security exceeds 397 days, then the maturity shortening provisions treat the security as having "a maturity equal to *the longer of* the period remaining until the next readjustment of the interest rate or the period remaining until the principal amount can be recovered through demand."[4] If the stated maturity does not exceed 397 days, then the maturity shortening provisions treat the security as having "a maturity equal to *the earlier of* the period remaining until the next readjustment of the interest rate or the period remaining until the principal amount can be recovered through demand."[5]

The maturity shortening provisions follow the same approach for floating rate securities subject to a Demand Feature. These maturity shortening provisions do not make references to "the longer of" or "the earlier of," however, because a deemed maturity of one day based on the floating interest rate can never be longer than the period for exercising a Demand Feature. Thus, floating rate securities subject to Demand Features with stated maturities in excess of 397 days are treated as having "a maturity equal to the period remaining until the principal amount can be recovered through demand"[6] because that

[3] Rule 2a-7(d)(2).

[4] Rule 2a-7(d)(3) (emphasis added).

[5] Rule 2a-7(d)(2) (emphasis added).

[6] Rule 2a-7(d)(5).

period must be one day or longer. Correlatively, floating rate securities with stated maturities of 397 days or less are treated as having "a maturity of one day" because the period remaining until the principal amount can be recovered through demand cannot be earlier than one day.

Although the Commission did not include a reference to "the period remaining until the principal amount can be recovered through demand" in Rule 2a-7(d)(4), it clearly did not intend to prevent funds from determining the maturity of floating rate securities based on the exercise of a Demand Feature. Prior to the inclusion of this maturity shortening provision in the 1996 amendments to Rule 2a-7, the maturity of any floating rate security was determined solely upon the exercise of the Demand Feature. As was explained in the release adopting the 1996 amendments:

> Under the current rule, the maturity of a floating rate security subject to a demand feature is the period remaining until principal can be recovered through demand. The same test is generally applicable in determining the maturity of a variable rate security subject to a demand feature, the principal amount of which is scheduled on the instrument's face to be paid in more than 397 days. In contrast, a variable rate security (without a demand feature) scheduled to be paid in 397 days or less may be treated as having a maturity equal to the period remaining until the next readjustment of the interest rate. There is no parallel provision for floating rate securities with final maturities of 397 days or less.
>
> Because variable and floating rate securities expose funds to similar types of interest rate risk, the Commission proposed to amend the rule to permit funds to determine the maturity of floating rate securities with final maturities of 397 days or less by referring to the interest rate reset. Commenters supported the proposed amendment, which the Commission is adopting substantially as proposed.[7]

Therefore, although the maturity shortening provisions for floating rate and variable rate securities are worded differently, the Commission intended for these provisions to work in parallel with the same results for floating and variable rate securities.

Treatment of Floating Rate Securities under the New WAL Limitation

The amended rule also requires funds to maintain a WAL that does not exceed 120 calendar days. Funds must calculate their WAL "determined without reference to the exceptions in paragraph (d) of [Rule 2a-7] regarding interest rate readjustments."[8] For variable rate securities subject to a Demand Feature, and for floating rate securities with stated maturities in excess of 397 days subject to a

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[7] *See Revisions to Rules Regulating Money Market Funds*, SEC Release No. IC-21837 (March 21, 1996), 61 FR 13956, 13971 (March 28, 1996) (footnote omitted).

[8] Rule 2a-7(c)(2)(iii).

Demand Feature, the WAL may still be calculated based on the period remaining until the principal amount can be recovered through demand. The omission of "the period remaining until the principal amount can be recovered through demand" from Rule 2a-7(d)(4), however, creates uncertainty regarding how the maturity of floating rate securities with stated maturities of 397 days or less subject to a Demand Feature should be determined for purposes of calculating a fund's WAL.[9]

Nothing in the Release suggests that the Commission intended to calculate WAL differently based on the stated maturity of a floating rate security. Instead, the Release explains the WAL calculation is based on a security's stated final maturity date or, when relevant, the date of the next Demand Feature when the fund may receive payment of principal and interest.[10] This limitation thus restricts the extent to which a fund can invest in longer term securities that may expose a fund to spread risk. Under a literal application of the new WAL requirement, however, although the maturity shortening provisions for short-term variable rate securities and short-term floating rate securities are effectively the same, the two securities would be treated differently. Specifically, absent the requested interpretation, to calculate the WAL, a fund could give effect to a Demand Feature for a short-term variable rate security but would be required to look to the stated final maturity date for a short-term floating rate security (even if it had a Demand Feature), which may be significantly longer.

The Institute believes that the requested interpretation would serve the interests of funds (and ultimately their shareholders) by allowing funds, when calculating their WALs to use Demand Features, when relevant, to shorten the maturities of either variable or floating rate securities. Issuers of short-term floating rate securities also would have greater certainty that their securities would be treated like any other adjustable rate security with a Demand Feature, under Rule 2a-7. The omission of words from Rule 2a-7(d)(4) that are irrelevant to the calculation of a fund's WAM should not be construed to require treating the securities subject to this provision less favorably in the calculation of a fund's WAL.

Importantly, the requested interpretation would not contravene the purposes of the WAL requirement under Rule 2a-7. Recognizing a short-term floating rate security's Demand Feature in the WAL calculation would still provide an additional layer of protection for funds and their shareholders by ensuring funds can maintain stability of principal, even during periods of extreme market volatility. Accordingly, we seek the staff's concurrence that funds may treat short-term floating rate securities as short-term variable rate securities for purposes of determining a fund portfolio's WAL under Rule 2a-7(c)(2)(iii) under the Investment Company Act.

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[9] Rule 2a-7(d)(1), regarding the deemed maturity of variable and floating rate Government Securities also omits references to "the period remaining until the principal amount can be recovered through demand." A Government Security subject to a Demand Feature still qualifies for the other maturity shortening provisions that reference this period, however, so there is no need for further interpretation of this provision for purposes of calculating WAL.

[10] *See* Release, *supra* note 2, at 10072, n. 155 (citing a definition of WAL provided by Morgan Stanley).

* * * *

If you have any questions concerning this matter, please feel free to contact me directly at (202) 326-5815 or Jane Heinrichs, Senior Associate Counsel, at (202) 371-5410.

Sincerely,

Karrie McMillan
General Counsel

cc: Andrew J. Donohue, Director
Douglas Scheidt, Associate Director and Chief Counsel
Division of Investment Management